SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cresud Inc.
(Name of Issuer)

Common Stock, par value 1.00 Argentine Peso per share
(Title of Class of Securities)

226406106**
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Common Stock. The CUSIP number 226406106 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol "CRESY." Each ADS represents 10 shares of Common Stock.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226406106	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Senvest Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,926,630 (represented by 2,492,663 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,926,630 (represented by 2,492,663 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,926,630 (represented by 2,492,663 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 226406106	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Richard Mashaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,926,630 (represented by 2,492,663 ADSs)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,926,630 (represented by 2,492,663 ADSs)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,926,630 (represented by 2,492,663 ADSs)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.97%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 226406106	13G/A	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

Cresud Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina

Item 2(a).	Name of Person Filing.

This statement is filed by Senvest Management, LLC and Richard Mashaal.

The reported securities are held in an account of Senvest Master Fund, L.P. and in a separately managed account (collectively, the "Investment Vehicles").

Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of each of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b).	Address of Principal Business Office.

Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Richard Mashaal c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Item 2(c).	Place of Organization.

Senvest Management, LLC – Delaware
Richard Mashaal – Canada

Item 2(d).	Title of Class of Securities.

Common Stock, par value 1.00 Argentine Peso per share

Item 2(e).	CUSIP Number.

There is no CUSIP number assigned to the Common Stock. CUSIP number 226406106 has been assigned to the ADSs of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol "CRESY." Each ADS represents 10 shares of Common Stock.

CUSIP No. 226406106	13G/A	Page 5 of 7 Pages

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 501,642,804 shares of Common Stock outstanding as of June 30, 2015 as reported in the Issuer's Report on Foreign Private Issuer on Form 20-F filed on November 17, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x]

CUSIP No. 226406106	13G/A	Page 6 of 7 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Investment Vehicles have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 226406106	13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016
SENVEST MANAGEMENT, LLC

	By:	/s/ George Malikotsis
Name: George Malikotsis
Title: Chief Financial Officer

/s/ Richard Mashaal
RICHARD MASHAAL